U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent for Service

of Process and Undertaking

A.	Name of issuer or person filing (the “Filer”):	BAM Finance (Canada) Inc. Brookfield Asset Management Ltd.

B.	(1)	This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrants:	BAM Finance (Canada) Inc. Brookfield Asset Management Ltd.

Form Type:	Registration Statement on Form F-10

File Number (if known):	333-287429-01

Filed by:	BAM Finance (Canada) Inc. Brookfield Asset Management Ltd.

Date Filed (if filed concurrently, so indicate):	May 20, 2025 (filed concurrently)

D.

Brookfield Asset Management Ltd. is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at

Brookfield Place,

250 Vesey Street, 15th Floor

New York, NY 10281-0221

(telephone: (212) 417-7000).

BAM Finance (Canada) Inc. is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at

Suite 100, Brookfield Place

181 Bay Street, Toronto, Ontario,

Canada, M5J 2T3

(telephone: (416) 363-9491).

E.

Each Filer designates and appoints Brookfield Asset Management LLC (the “Agent”), located at

Brookfield Place,

250 Vesey Street, 15th Floor,

New York, NY 10281-1023

(telephone: (212) 417-7000),

as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b) any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filers on Form F-10 on the date hereof (the “Form F-10”) or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Securities Exchange Act of 1934.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada on May 20, 2025.

Filer:	Brookfield Asset Management Ltd.

	By:	/s/ Bruce Flatt
Name: Bruce Flatt
Title: Chief Executive Officer

Filer:	BAM Finance (Canada) Inc.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

This statement has been signed by the following person in the capacity and on the date indicated:

Brookfield Asset Management LLC
as agent for service of process

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary
Dated: May 20, 2025